Exhibit 99.4
FLAMEL TECHNOLOGIES
A Société Anonyme with a stated capital of 2,925,755 euros
Registered office:
Parc Club du Moulin à Vent
33 avenue du Docteur Georges Lévy
69693 VENISSIEUX – France
379 001 530 RCS Lyon

CHAIRMAN’S REPORT ON THE CONDITIONS FOR PREPARATION AND
ORGANIZATION OF THE BOARD OF DIRECTORS AND THE INTERNAL
CONTROL POLICIES
PRESENTED TO
THE COMBINED SHAREHOLDERS MEETING
HELD ON 15 MAY 2007
Gentlemen
Please find below a description of the conditions regarding preparation and organization of the Board of Directors (the “Board”) (I) and the internal control procedures installed by the Company (II).
I. Conditions regarding preparation and organization of the Board of Directors
As of 31 December 2006, 99.42% of the Company’s share capital was deposited in the Bank of New York, the ADR relating thereto being held by the public on the American market. 0.58% of the share capital is held by various individuals, including 0.11% by the company’s employees.
The Board consists of 6 members, each appointed for one year.
The main characteristics expected in a Board member are (i) desire to develop thorough knowledge of the Company’s activity and strategy and take part in its development, (ii) judgement of the Company’s business environment, (iii) his ability to work with others, (iv) courage in expressing a contrary opinion, (v) sense of responsibility, (vi) and integrity.
A. Conditions regarding preparation of the Board of Directors’ work
The Board’s activities are directed by the Chairman of the Board.

- Translated from French -
The Chairman of the Board:
•	approves the documents prepared by the Company’s internal departments;

•	organizes and directs the Board’s work;

•	ensures that the directors are able to carry out their duties;

•	ensures that they receive the information and documents needed for carrying out their duties; and

•	ensures that the representatives of the Works Council are called on and that they receive all information and documents required for performance of their duties.
B. Conditions regarding the organization of the Board of Directors’ work
The Chairman organizes the Board’s activities. The Board meets at least once a year to close out the financial statements, and whenever necessary depending on developments in the Company’s activity.
In 2006, the Board met 7 times in response to notices issued by the Chairman.
The attendance rate was 100% in 2006, except for three Board meetings where one member (a different one each time) was absent. All meetings of the Board of Directors were chaired by the Board Chairman.
The two representatives of the Works Council attended all of the Board meetings except for two at which only one was present.
The minutes concerning each Board meeting are submitted for approval by the Board members by the Chairman. The minutes are entered in the Company’s register, after signature by the Chairman, one director and the secretary.
At the time of each Board meeting, the directors receive all documents required for performance of their duties. In the intervals between Board meetings, the directors regularly receive any significant information concerning the Company.
II. Internal control procedures
The Company has established committees and instituted procedures making it possible to audit compensation, preparation and certification of the financial statements, information for the public, and the ethics of the executives and financial senior managers of the Company. A project was instituted in 2005 to meet the obligations laid down under Article 404 of the Sarbanes Oxley Act, and at the end thereof, initially scheduled for late 2006, The company Flamel was in compliance with all provisions of the said law, even though the said expiration date was deferred solely for certification by the auditors to the 2007 financial year. The management certification will be incorporated without any exceptions into the documents filed with the SEC. The Audit Committee was kept informed of progress made in the project at each meeting by the CFO, who handled the project.

- Translated from French -
A. Compensation Committee
A Compensation Committee was appointed by the Board with the assignment of advising, recommending and monitoring the staff’s optional profit-sharing plans and the plans for employee shareholding determined by the Board, and to help the Board meet its responsibilities relative to the compensation of (i) the Company’s Managing Director (“DG”), (ii) the Assistant Managing Directors, if any, and (iii) the other Management executives (CFO and COO). The responsibilities granted or delegated to the Compensation Committee in the said Charter are granted in all cases subject to the powers reserved under French law to the Managing Director, the Board and the Shareholders’ meeting. The Compensation Committee is authorized to request any required exception to the applicable US financial laws and regulations, and the NASD rules and regulations, as seems proper to it in the light of the foregoing. Insofar as is required by the applicable US financial laws and regulations and the NASD rules and regulations, any exception as well as any lack of compliance will be reported once a year in the Company’s annual report (form 20-F).
The rules governing this Committee were reviewed and approved by the Compensation Committee meeting held in 2006.
B. Audit Committee
The Audit Committee is appointed by the Board to handle, on the basis of a delegation from the President and Chief Executive Officer, as required under French law, the designation, compensation and supervision of the work done by any accounting firm used by the Company, with the exception of the auditors, and to help the Board in its supervision of the following: (1) the integrity of the Company’s annual financial statements; (2) the adequacy of the Company’s internal control system; (3) the Company’s compliance with legal and regulatory standards; (4) the auditors’ qualifications and independence; and (5) execution by the external and internal accounting departments employed by the Company of their functions. On the basis of a special delegation issued by the Chief Executive Officer, as required under French law, the Audit Committee will hold authority for hiring, and to obtain assistance and advice from them, outside advisors in the legal, accounting or other domains, and the Company will provide the corresponding funds required pursuant to a decision by the Audit Committee. The responsibilities granted or delegated to the Audit Committee in the said Charter are granted in all cases subject to the powers reserved under French law to the Managing Director, the Chairman of the Board of Directors, the Board and the Shareholders’ meeting. The Audit Committee is authorized to request any required exception to the applicable US financial laws and regulations, and the NASD rules and regulations, as seems proper to it in the light of the foregoing. Insofar as is required by the applicable American financial laws and regulations and NASD rules and regulations, any exception as well as any lack of compliance will be reported once a year in the Company’s annual report (form 20-F).
The said Committee’s rules and regulations were reviewed and approved in 2006.

- Translated from French -
C. Procedure regarding Advance Approval of the Auditor’s Services
The Audit Committee has established rules concerning the appointment of the Company’s Auditor for supplying the Company with services. These rules are valid for the auditing services as well as for other services. The said rules were reviewed in 2006 and are established as follows:
For the auditing services (including the commitments regarding statutory auditing imposed by local law in the country), the auditor must supply the Audit Committee with a commitment letter during the financial year summing up the scope of the auditing services that it plans to perform during the financial year. The said letter, including the budget, must be accepted by the Audit Committee. All other auditing services are also approved in advance pursuant to a procedure established by the Audit Committee.
For services other than those relating to control and auditing, the Company’s general management, prior to a commitment, must submit, for the approval of the Audit Committee, the list of the other services that it advises the Audit Committee to request the Auditors to supply during the financial year. The said advance approval procedure as for the auditing services has been instituted. The Company’s general management and the Auditor must each provide the Audit Committee with confirmation that each service appearing in the said list is allowed under all of the applicable legal standards. A list of the prohibited services was established and approved by the Audit Committee in 2005, and remains valid for the 2006 financial year.
D. Alert procedures in connection with doubtful accounting and auditing practices
The Audit Committee of the Company’s Board of Directors has installed procedures to facilitate alerts by the employees concerning any information relative to doubtful accounting or auditing practices.
The said procedures include the alert means available to the employees for reporting doubtful accounting practices, consideration of such alerts and the inquiry to be conducted, if any, in that connection. The said procedures were reviewed in 2006 and are established in accordance with the CNIL recommendations.
E. Disclosure Committee
The Disclosure Committee helps the Managing Director and the Chief Financial Officer or similar persons (the “Senior Executives”) meet their responsibility to supervise the accuracy and observance of the deadlines concerning the information supplied by the Company, by handling the following tasks:
•	Design and establish checks and other procedures within the Company in order to ensure that the information which the Company must supply in the report that it files or submits in connection with the Securities Exchange Act of 1934 are recorded, handled, summed up and presented within the periods laid down in the rules and the forms, and that the said

- Translated from French -
information is collected and communicated to management, including to the Senior Executives, in such a way as to make appropriate decisions possible in connection with the information obligation (“Information Checks”).

•	Monitor the integrity and effectiveness of the Company’s Information Checks

•	Examine and direct preparation of the Company’s annual report in form 20-F, the quarterly reports in form 6-K, any modifications made therein, and any other report or public information that the Board of Directors or the Audit Committee asks the Committee to consider and direct.

•	Evaluate the effectiveness of the Information Checks at the end of the period concerned by the Company’s annual report in form 20-F and each quarterly report in form 6-K (collectively the “period reports”).

•	Discuss, with the Senior Executives, any relevant information concerning the Committee’s work, preparation of the information reports, and evaluation of the effectiveness of the Company’s Information Checks by the Committee.

•	Supply an attestation to Senior Executives prior to the filing with the SEC of each periodic report relative to (i) the Committee’s compliance with its rules and procedures and the proper performance of the responsibilities assigned to it, and (ii) the conclusions of the Committee resulting from its evaluation of the effectiveness of the Information Checks.
F. Code of Ethics for the Managing Director, the Assistant Managing Directors and the executives of the Financial Department
The Company has rules of conduct at work that apply to all of the Company’s senior managers, employees and executives. The Managing Director, the Chief Financial Officer, the Chief Accounting Officer or Controller or persons performing similar duties (collectively the “financial department executives”) are bound by the provisions listed therein and which relate to moral conduct, conflicts of interest and compliance with law.
Elie Vannier
Chairman of the Board of Directors

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